Filed by Chester Valley Bancorp. Inc.
                                Pursuant to Rule 425 under the Securities Act of
                                  1933 and Deemed Filed under Rule 14a-12 of the
                                                 Securities Exchange Act of 1934
                                    Subject Company: Chester Valley Bancorp Inc.
                                                     Commission File No. 0-18833


                           WHAT IS A COMMUNITY BANK?

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                        A Community Bank IS The Community

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                   [logo omitted] WILLOW GROVE BANCORP, INC.

                        Business Partners For A New Era

                   [logo omitted] Chester Valley Bancorp Inc.

                          Joint Bank Employee Meeting
                                 April 12, 2005

FORWARD LOOKING STATEMENTS. A number of the matters discussed in this message that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the combined company, including expected synergies resulting from the merger of Willow Grove Bancorp and Chester Valley Bancorp, future banking plans, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the shareholders of Willow Grove Bancorp and Chester Valley Bancorp and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Willow Grove Bancorp's and Chester Valley Bancorp's respective reports filed with the SEC, including each company's annual report on Form 10-K for the year ended June 30, 2004 and quarterly report on Form 10-Q for the quarter ended December 31, 2004. This message speaks only as of its date, and Willow Grove Bancorp and Chester Valley Bancorp each disclaims any duty to update the information herein.

ADDITIONAL INFORMATION AND WHERE TO FIND IT. In connection with the proposed merger, a registration statement on Form S-4 was filed with the SEC on March 28, 2005. WILLOW GROVE BANCORP AND CHESTER VALLEY BANCORP SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT ARE A PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Willow Grove Bancorp and Chester Valley Bancorp. Shareholders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Willow Grove Bancorp by calling Christopher E. Bell or from Chester Valley Bancorp by calling Joseph Crowley.

PARTICIPANTS IN SOLICITATION. Willow Grove Bancorp, Chester Valley Bancorp and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning persons who may be considered participants in the solicitation of Willow Grove Bancorp's shareholders is set forth in the proxy statement dated October 8, 2004, for Willow Grove Bancorp's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning persons who may be considered participants in the solicitation of Chester Valley Bancorp's shareholders is set forth in the proxy statement dated September 10, 2004, for Chester Valley Bancorp's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Willow Grove Bancorp and Chester Valley Bancorp in the solicitation of proxies in respect of the merger is included in the registration statement and joint proxy statement/prospectus filed with the SEC.


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SIMILAR BANKS SIMILAR GOALS

o  Two banks with long histories in their respective communities

[logo omitted] WILLOW GROVE BANK

[logo omitted] FIRST FINANCIAL BANK

o  Strong, established philanthropic reputations

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o  A shared commitment to highest service quality

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SIMILAR BANKS SIMILAR GOALS

o   Our focus on quality has brought growth

--------------------------------------------------------------------------------
                       BRANCHES        BRANCHES        ASSETS          ASSETS
BANK                     1993            NOW            1993             NOW
--------------------------------------------------------------------------------
Willow Grove Bank          3              14           $194 Mil        $990 Mil
--------------------------------------------------------------------------------
First Financial Bank       5              13           $191 Mil        $669 Mil
--------------------------------------------------------------------------------


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COMPATIBLE BRANCH LOCATIONS

Branches are located in key growth areas of southeast PA

WILLOW GROVE

 1  Dresher
 2  Hatboro
 3  Holland
 4  Huntingdon Valley
 5  Maple Glen - Main Office
 6  North Wales
 7  Philadelphia - Bustleton
 8  Philadelphia - Rhawnhurst
 9  Philadelphia - Somerton
10  Roslyn Valley
11  Southampton
12  Warminster
13  Warminster - Kmart Plaza
14  Willow Grove


[map graphic omitted]


CHESTER VALLEY

15  Airport Village
16  Avondale
17  Brandywine Square
18  Coatesville
19  Devon
20  Downingtown - Main Office
21  Eagle
22  Exton - Lionville
23  Frazer - Malvern
24  Kennett Square
25  Oxford - Mid-2005
26  Thorndale
27  West Chester
28  Westtown

LOAN PRODUCTION FACILITY
29  Plymouth Meeting

CHESTER VALLEY ASSET MGMT.
30  Philadelphia
31  Wayne


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WGB SUCCESSES                              FFB SUCCESSES


GROWTH (IN 000S)   06/30/01    09/30/04    GROWTH IN 000S)   06/30/01   09/30/04
--------------------------------------------------------------------------------
Construction       $ 27,724   $ 65,400     Commercial R.E.   $ 81,304   $134,594
CAGR                            30.22%     CAGR                           16.78%
--------------------------------------------------------------------------------
Commercial R.E.    $128,613   $190,812     Commercial Bus.   $ 26,068   $ 53,456
CAGR                            12.91%     CAGR                           24.73%
--------------------------------------------------------------------------------
Consumer           $ 84,748   $ 96,478     Small Business    $  3,171   $ 22,621
CAGR                             4.07%     CAGR                           83.05%
--------------------------------------------------------------------------------
DDA                $ 82,318   $190,163     Consumer          $ 64,756   $124,624
CAGR                            29.39%     CAGR                           22.32%
--------------------------------------------------------------------------------
Money Market       $ 34,788   $ 50,150     DDA               $ 82,307   $134,672
CAGR                            11.91%     CAGR                           16.36%
--------------------------------------------------------------------------------
Savings           $ 58,566    $ 87,307     Money Market      $ 60,430   $148,232
CAGR                            13.07%     CAGR                           31.80%
--------------------------------------------------------------------------------
Total Core
   Deposits        $175,672   $327,620     Business Repo     $  2,428   $ 18,265
CAGR                            21.14%     CAGR                           86.06%
--------------------------------------------------------------------------------


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A NEW HOLDING COMPANY NAME

    o   Engaged Berns & Mentz
    o   Employee Input
    o   Willow Grove Bank And First Financial Bank Names Remain For Now

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VISION AND VALUES

    o    Customer focused
    o    Phenomenal service
    o    Extraordinary customer experience
    o    Provide a challenging, rewarding and exciting work place
    o    Provide complete solutions
    o    We intend to be the "yardstick" for measuring excellence


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WHAT CUSTOMERS WILL SAY

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THE OPPORTUNITIES

We will have the opportunity to:

    o Create a Super Community Financial Institution with an established foundation
    o   Operate in the most attractive markets in Southeast PA
    o   Combine the talents of employees from both banks into one Super Team
    o   Offer more and better services for customers
    o   Produce cost savings and operational efficiencies
    o Benefit from possible customer dissatisfaction with mergers and takeovers of community banks during the past three years

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MERGED MANAGEMENT TEAM

[graphics omitted]

    Donna Coughey                Jerome Arrison            Joseph Crowley
    President/CEO                  Treasurer                     CFO

    33 Years in                   32 Years in                20 Years in
Financial Services            Financial Services          Financial Services


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MERGED MANAGEMENT TEAM

[graphics omitted]

     John Powers                Colin Maropis            Christopher Bell
     WGB Regional               FFB Regional              Chief Operating
      President                  President                    Officer

      37 Years                    28 Years                   26 Years



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MERGED MANAGEMENT TEAM

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  G. Richard Bertolet               Ammon Baus               Matthew Kelly
   Chief Lending and               Chief Credit              Chief Wealth
     Sales Officer                   Officer                  Management
                                                               Officer

       36 Years                     34 Years                  18 Years


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THE MERGER PROCESS

We intend to:

    o    Involve all areas of both banks
    o    Cross departments and divisions
    o    Utilize best practices
    o    Be virtually transparent to customer

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THE MERGER PROCESS

o   Ernst & Webb, LLC has been engaged to assist us.

[graphic omitted]

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THE MERGER PROCESS

    o   Ernst & Webb's experience in bank mergers
    o   Guide the process for making the RIGHT decisions for the RIGHT reasons
    o   Why a proven process is critical
        o To date, the team has identified over 1,000 deliverable items needed to combine the two banks
        o The order in which things happen and maintaining a schedule is critical
        o   These must be done in addition to normal bank operations

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THE MERGER PROCESS

    o   Examines the Business Combination from multiple perspectives
    o   Sets the foundation for how to accomplish the goal
    o Identifies the most common areas where efforts typically run "off track" and provides "early warnings"
    o   Keeps everyone working toward the smaller goals and the larger goals
    o Integrates the Best Practices from other business combination efforts into the process itself

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THE MERGER PROCESS

[processes graphic omitted]


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THE MERGER PROCESS

[goals graphic omitted]

    o   Achieving the target of a successful and beneficial business combination
    o   Provides new customers a reason to do business with you
    o Provides existing customers with even better value than they had previously
    o A business that provides everyone a sense of pride and a feeling of accomplishment.


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VISION AND VALUES

   o    Customer focused
   o    Phenomenal service
   o    Extraordinary customer experience
   o    Provide a challenging, rewarding and exciting work place
   o    Provide complete solutions
   o    We intend to be the "yardstick" for measuring excellence

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INTENDED BENEFITS INCLUDE:

   o   FOR OUR EMPLOYEES:
         o  New opportunities for career growth
         o  Additional resources for training and development
         o  Excellent work environment
         o  Pride in our organization

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INTENDED BENEFITS INCLUDE:

    o  FOR OUR CUSTOMERS:
       o  An old friend with expanded capabilities
       o  New or improved services in all areas
       o  Higher lending limits

    o  FOR OUR SHAREHOLDERS:
       o  Reduced interest rate risk through loan portfolio diversification
       o  Improved profitability with an enhanced deposit portfolio
       o  New opportunities to serve our clients
       o  Revenue enhancements through expanded business lines

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THE OPPORTUNITIES

We will have the opportunity to:

    o   Create a Super Community Bank with an established foundation
    o   Operate in the most attractive markets in Southeast PA
    o   Combine the talents of employees from both banks into one Super Team
    o   Offer more and better services for customers
    o   Produce cost savings and operational efficiencies
    o Benefit from customer dissatisfaction with mergers and takeovers of community banks during the past three years
    o   Grow geographically through fill-in and expansion

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TARGET MARKET INCOME DEMOGRAPHICS

               MEDIAN HH     STATE       BA       STATE    POPULATION      STATE
COUNTY           INCOME      RANK      DEGREE     RANK                     RANK
--------------------------------------------------------------------------------
Montgomery      $64,808        2        38.7%       2        770,747         3
Bucks           $61,230        3        31.2%       4        613,110         4
Chester         $67,790        1        42.5%       1        457,393         7
--------------------------------------------------------------------------------

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POSITIONING FOR THE COMBINED BANK

    o Leverage our existing services and capabilities into the new geographic areas.
    o   Fill in geographic gaps and complement existing branch placement.

[map graphic omitted]

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SUMMARY BALANCE SHEET IMPACT

                                                  PRO FORMA (1)
                         ($ in                    -------------
                        THOUSANDS)                  9/30/04
                                                    -------

                       ASSETS                      $1,530,031
                       NET LOANS                      939,320
                       DEPOSITS                     1,022,766

(1) Pro Forma includes estimated purchase accounting adjustments and assumes certain assets are liquidated to retire borrowings or to fund the cash consideration and upfront costs associated with this transaction.

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LOAN PORTFOLIO DIVERSIFICATION

              THE COMBINED BANK WILL HAVE A MORE DIVERSIFIED LOAN
                 PORTFOLIO WITH AN EMPHASIS ON COMMERCIAL LOANS

                                                        PRO FORMA
                                                        ---------
              ($ in thousands)                       9/30/04    MIX
                                                     --------------
              Commercial Real Estate               $247,874     25.3%
              Construction                          117,478     12.0%
              Commercial & Industrial               154,788     15.8%
              Home Equity & Consumer                212,594     21.7%
              Residential Real Estate               245,771     25.1%
                                                   --------     ----
                          TOTAL                    $978,505     100%

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ENHANCED DEPOSIT PORTFOLIO

                      CORE DEPOSITS FOR THE COMBINED ENTITY
                      WILL AMOUNT TO 63% OF TOTAL DEPOSITS

                                                      PRO FORMA
                                                      ---------
              ($ in thousands)                     9/30/04    MIX
                                                   --------------
              DDA                                $262,203     25.7%
              Savings                             120,052     11.7%
              MMDA                                256,751     25.1%
              CDs                                 382,868     37.5%
                                               ----------     ----
                          TOTAL                $1,021,874     100%

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COMBINED COMPANY STRATEGIC PLAN

    o   APPLY BEST PRACTICE STRATEGIES TO THE COMBINED COMPANY
        o Commercial lending is expected to assist balance sheet and revenue diversification
        o   Branch-based small business lending
        o   Expand wealth management to increase fee income
        o Better penetrate each others' households with joint product offerings
        o Expand cash management product line sales to increase core deposits and fee income
        o   Provide increased training and career opportunities to employees
        o   Expand branch network - fill in Montgomery County gaps

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OUR FINANCIAL GOALS INCLUDE:

    o   Return on Equity (ROE) of 11 - 13%
    o   Annual loan growth of approximately 11%
    o   Annual core deposit growth of approximately 10%

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POSITIONED TO EXCEL

    o Apply best practices in order to propel the combined company's profitability
    o Montgomery, Chester, and Bucks Counties as well as the Northeast Philadelphia markets provide strong foundation for growth
    o Creation of a deep and talented management team with experience to complete the transformation of the balance sheet and income statement to that of a commercial bank
    o   Provide employees with additional career growth opportunities
    o Meets increasing need for locally-focused, community based banking in the Southeast Pennsylvania region

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WE KNOW YOU HAVE QUESTIONS

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IT ALWAYS COMES BACK TO OUR VISION

    o   Customer focused
    o   Phenomenal service
    o   Extraordinary customer experience
    o   Provide complete solutions
    o   We intend to be the "yardstick" for measuring excellence
    o   Provide a challenging, rewarding and exciting work place

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